X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

DELIVERED BY MAIL

October 21, 2003

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549
USA

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Enclosed, please find the most recent news release for X-Cal Resources Ltd., which is dated October 20, 2003.

Sincerely,
X-CAL RESOURCES LTD.

Karen McNair.
/km

encl

X-Cal Resources Ltd.

TSX/XCL **October 20, 2003**

News Release

DEEP DRILL TESTING CONTINUES AT SLEEPER

Deep drill testing of the Sleeper Gold System is ongoing in the Sleeper Mine Site area of the Sleeper Gold Property, located in Humboldt County Nevada.

The geological and analytical results from deep drilling in the West Wood Area are sufficiently encouraging to merit continued deep drill testing. An area approximately 3000 feet to the north of the first two deep intercepts is being tested at this time.

Drill hole BCP-01-03 (the third deep hole in the 2003 program) is targeted to test the deeper volcanics in the vicinity of the Sleeper Pit and also targets the volcanic/ sedimentary contact beneath the Sleeper Pit within the down-dip projection of the main Sleeper mineralized structure. BCP-01-03 is an angle hole (-55°) and is projected to reach a total vertical depth from surface of approximately 2050 feet.

Deep drill holes WW-01-03 and WW-06-03, in the West Wood Area, encountered a deeper, previously unknown horizon of volcanic hosted gold mineralization (see press release dated September 8, 2003). Deep drill hole WW-06-03 also intercepted gold mineralization in the sedimentary basement rocks at the interface between the volcanic pile and the pre-Tertiary sediments (see September 8, 2003 release). Lab work is underway at this time to determine the best method to achieve consistent and accurate analyses of the West Wood Area drill cuttings. Two hundred and fifty samples from the West Wood Area, which include portions of all significant mineralized intervals from the 2003 drilling program, are part of the ongoing lab work/check assay program. Free gold particles noted in some samples and a sulphide component are being considered in the lab work.

In general, the exploration team is very encouraged. A major core-drilling program is recommended for the West Wood Area. The Sleeper gold system is confirmed to be open along strike, laterally and at depth in the mine site area. The structural geology work that the exploration team has undertaken is increasing the predictability of drill holes. In addition, a recently completed gravity survey has delineated new targets with coincident magnetic and IP anomalies south of the mine site area.

This update has been reviewed by Keith R. Blair, M.Sc., C.P.G. and Rick R. Redfern, M.Sc., C.P.G., who are qualified persons as defined in national instrument 43-101.

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Visit our Website: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*